NEWS RELEASE

Richmont Mines Inc., 1 Place-Ville-Marie, Suite 2130, Montreal, QC H3B 2C6 Canada
Patricia Mining Corp., 8 King Street East, Suite 1300, Toronto, ON M5C 1B5 Canada

RICHMONT MINES INC. AND PATRICIA MINING CORP.
ENTER INTO ACQUISITION AGREEMENT

MONTREAL, QC and TORONTO, ON, Canada, October 27, 2008 – All amounts in CAN$ – Richmont Mines Inc. ("Richmont") (TSX-NYSE-A: RIC) and Patricia Mining Corp. ("Patricia Mining") (TSX-V: PAT) today announced that they have entered into a definitive agreement (the "Acquisition Agreement") for Richmont to acquire all of Patricia Mining's outstanding shares through a combination of cash and stock. Patricia Mining shareholders will receive $0.15 in cash and 0.055 of one Richmont share for each Patricia Mining share held. The transaction values Patricia Mining at $0.26 per share and represents a 100% premium to the closing price of Patricia Mining's shares on October 24, 2008, the last complete trading day prior to this announcement. The total acquisition cost is approximately $17 million, including the assumption by Richmont of the liabilities of Patricia Mining of approximately $5.8 million, of which, $3.1 million is currently due to Richmont. The transaction is expected to close in mid-December 2008.

As a result of the transaction, Richmont will become the direct and indirect holder of a 100% interest in the Island Gold Mine which is currently the subject of a joint venture between Richmont and Patricia Mining. Upon completion of the transaction, in addition to the cash consideration, Patricia Mining shareholders will hold approximately 9% of the outstanding shares of Richmont.

Martin Rivard, Richmont's President and CEO, commented, "The acquisition of Patricia Mining, which results in Richmont being 100% owner of Island Gold, enables us to increase our operating income and maintain efforts to continuously improve performance at the mine. After the transaction, we will have a strong working capital position and more than sufficient cash to support our strategy of expanding our gold assets in North America." Post-transaction, Richmont expects to have in excess of $20 million in cash and cash equivalents on hand, no long-term debt and approximately 26.2 million shares outstanding. Richmont plans to release its third quarter results on Thursday, October 30, 2008.

The transaction is to be effected by way of a plan of arrangement under the Business Corporations Act (Ontario). Full details of the transaction, including the terms of the Acquisition Agreement, will be included in a management information circular which is expected to be mailed to shareholders of Patricia Mining on or about November 14, 2008. Patricia Mining plans to hold a special meeting of its shareholders to approve the transaction on or about December 11, 2008. The transaction is subject to customary closing conditions, including approval of the transaction by at least 66 2/3% of the votes cast by shareholders present in person or by proxy at the meeting held to approve the transaction, "majority of the minority" approval having been obtained and the absence of material adverse changes.

The board of directors of Patricia Mining has unanimously determined that the transaction is fair and in the best interests of Patricia Mining and its shareholders (other than Richmont) and, accordingly, unanimously recommends that its shareholders vote in favor of the transaction. All officers, directors and certain major shareholders of Patricia Mining, representing approximately 29% of the shares outstanding, have entered into irrevocable lock-up agreements with Richmont under which they have agreed to vote in favor of the transaction and that they will not support any competing transaction. In the event that the transaction is not completed under certain circumstances, a termination fee of $600,000 will be payable by Patricia Mining to Richmont in accordance with the Acquisition Agreement.

RICHMONT MINES INC. AND PATRICIA MINING CORP. ENTER INTO ACQUISITION AGREEMENT
October 27, 2008

About Richmont Mines Inc.

Richmont produces gold from its operations in Canada and is focused on building its reserves in North America, and has extensive experience in gold exploration, development and mining. Since it began production in 1991, Richmont has produced more than one million ounces of gold from its holdings in Quebec, Ontario and Newfoundland. Richmont's strategy is to cost-effectively develop its mining assets, exploit mineralized reserves on properties owned and acquired, or develop partnerships to expand its reserve base. Richmont routinely posts news and other important information on its website at: www.richmont-mines.com.

About Patricia Mining Corp.

Patricia Mining is a Canadian gold exploration and development company. Patricia Mining's main asset is its joint venture interest in the Island Gold Mine located approximately 50 km northeast of Wawa, Ontario. More information on Patricia Mining can be found at its website www.patriciamining.com.

Legal Counsel
Richmont is represented by Davies Ward Phillips & Vineberg LLP in Toronto, and Patricia Mining is represented by Cassels Brock and Blackwell LLP in Toronto.

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines and Patricia Mining' Annual Information Form, Annual Reports and periodic reports.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:

Richmont Mines Inc.	Patricia Mining Corp.
James Culligan	Christopher R. Chadder, C.A
Investor Relations, Kei Advisors LLC	President and CEO
Phone: 716 843-3874	Phone: 416 214-4900
E-mail: jculligan@keiadvisors.com	E-mail: info@patriciamining.com

Ticker symbol: RIC	Ticker symbol: PAT
Listings: TSX – NYSE Alternext US	Listing: TSX Venture
Web Site: www.richmont-mines.com	Web Site: www.patriciamining.com